Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

James River Coal Company:

We consent to the incorporation by reference in this registration statement on Form S-8 of James River Coal Company of our reports dated March 7, 2013, with respect to the consolidated balance sheets of James River Coal Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows, for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of James River Coal Company.

          /S/ KPMG LLP

Richmond, Virginia

March 15, 2013